

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Richard N. Grant, Jr.
President and Chief Executive Officer
inTEST Corporation
804 East Gate Drive, Suite 200
Mt. Laurel, New Jersey 08054

> **Re: inTEST Corporation**
> **Registration Statement on Form S-3**
> **Filed November 9, 2023**
> **File No. 333-275451**

Dear Richard N. Grant:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Alexander R. McClean, Esq.